June 2, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C.  20549-7010

Attention:  Kevin L. Vaughn, Accounting Branch Chief

Re:	Torotel, Inc.
Comments on Form 10-KSB for the Fiscal Year Ended April 30, 2008
Filed July 28, 2008
File No. 333-136424

Dear Mr. Vaughn:

On behalf of Torotel, Inc. (the “Company”), this letter responds to the May 22, 2009 letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the filing noted above.  The Company’s responses are provided below under the same captions as contained in the Staff’s May 22, 2009 letter.

Staff Comment

Form 10-KSB for the Fiscal Year ended April 30, 2008

Staff Comment

Note B, Inventory, page 30

1.             We note your response to prior comment 1.  You state that the impact of the error on the prior periods is a $125,000 decrease to the reserve.  You further state that you identified an error which results in a $25,000 increase in the reserve in fiscal year 2007.  Please provide us with details of the adjustment that you determined is necessary for beginning retained earnings.   In this regard, please also confirm to us that you concluded that the $100,000 inventory reserve adjustment originally recorded in the fourth quarter of fiscal year 2007 relates to inventory that was sold or scrapped in periods prior to fiscal year 2007.

Company’s Response

1.             The $100,000 inventory reserve adjustment originally recorded in the fourth quarter of fiscal year 2007 relates to the cumulative net effect of (1) raw material inventory that was issued to work orders for the manufacturing of products sold to customers through April 30, 2007; and (2) other raw material inventory that had become slow moving or surplus based on the criteria used to calculate the reserve as of April 30, 2007.  As stated in our letter of May 7, 2009, we confirm the impact on periods prior to fiscal year 2007 was a decrease or recovery of $125,000, which would be an increase to beginning retained earnings, and we confirm the impact on fiscal 2007 alone was an increase to the reserve of $25,000.  The effect of the two periods combined results in the $100,000 adjustment originally recorded.

Staff Comment

2.             Please explain to us in greater detail the nature of the additional $25,000 total quarterly adjustments that you identified relating to the quarters in fiscal year 2007.  Discuss when and how you discovered the errors.  Provide a rollforward of the activity in your inventory reserve balance from April 30, 2006 (as adjusted) through April 30, 2007, showing the gross activity relating to additions to the reserve and subtractions from the reserve relating to inventory that was sold or scrapped.

Company’s Response

2.             As described in our response to Staff Comment 1 above, the nature of the $25,000 total quarterly adjustments represent the cumulative net effect of (1) raw material inventory that was issued to work orders for the manufacturing of products sold to customers during the fiscal 2007 quarterly periods ending July 31, October 31, January 31 and April 30; and (2) other raw material inventory that had become slow moving or surplus based on the criteria used to calculate the reserve as of the end of each quarterly period.  Please note that these are not “additional” adjustments.  The Staff comment letter dated April 15, 2009 requested that we furnish a summary of the impact on our fiscal 2007 quarterly information.  As a result, the specific amounts were determined in May 2009 and furnished to the Staff in our letter of May 7, 2009.  We respectfully request that the Staff reconsider its request for a rollforward of the inventory reserve activity.  We implemented the report feature for analyzing inventory usage in the fourth quarter of fiscal 2007, and we cannot separate the transactions into categories that would provide the gross activity detail that the Staff is requesting.  Accordingly, it would take several man-hours to generate this information, which would be costly, time consuming and would jeopardize our ability to complete our year-end audit and timely file our Form 10-K for the fiscal year ended April 30, 2009.

Staff Comment

3.             Confirm to us that your accounting policy with respect to the inventory reserves is consistent with SAB Topic 5:BB.  In this regard, explain to us the nature of the $12,000 recovery shown in the quarterly breakdown of the $25,000 inventory reserve adjustments for fiscal year 2007.  Explain how this recovery is consistent with SAB Topic 5:BB.

Company’s Response

3.             We confirm to the Staff that our accounting policy with respect to our inventory reserves is consistent with SAB Topic 5:BB.  The $12,000 recovery shown in the quarterly breakdown is the net effect of (1) raw material inventory that was issued to work orders for the manufacturing of products sold to customers during the fourth quarter of fiscal 2007; and (2) other raw material inventory that had become slow moving or surplus based on the criteria used to calculate the reserve as of April 30, 2007.  Pursuant to SAB Topic 5:BB, the establishment of an inventory reserve creates a new cost basis for the inventory.  Since our bills of material/costing system still reflect the cost of inventory (regardless if reserved), any subsequent sales activity that utilizes reserved inventory requires an adjustment to recover the reserved portion that was sold.  It is this adjustment that makes our accounting policy consistent with SAB Topic 5:BB.

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In connection with these responses, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the Staff’s efforts in assisting the Company in its compliance with the applicable disclosure requirements and in enhancing the overall disclosure in its filings.  Should the Staff have any comments on the contents of this letter, please contact the undersigned at 913-747-6124.

Sincerely,

/s/ H. James Serrone

H. James Serrone
Chief Financial Officer

cc:	Dale H. Sizemore, Jr., Chief Executive Officer of Torotel, Inc.
Victoria R. Westerhaus, Stinson Morrison Hecker LLP
Hal J. Hunt, Mayer Hoffman McCann P.C.
Stephen K. Swinson, Audit Committee of the Board of Directors of Torotel, Inc.
Anthony H. Lewis, Audit Committee of the Board of Directors of Torotel, Inc.
S. Kirk Lambright, Jr., Audit Committee of the Board of Directors of Torotel, Inc.